Exhibit 99.6

PRESS RELEASE

Gurīn Energy selects Saft’s battery energy storage

system for first Japanese project

•	Saft has been selected to supply a fully integrated lithium-ion Battery Energy Storage Systems (BESS) to Gurīn Energy’s project in Japan

•	The site will provide over 1 GWh of storage to help integrate renewables into Japan’s grid, balance demand and supply, and avoid curtailment

•	Battery Energy Storage is crucial for Japan to achieve 40-50 percent renewables in its national power generation mix by 2040 and carbon neutrality by 2050

Tokyo, 12 June 2025 – Saft, a subsidiary of TotalEnergies, has been selected by leading Asian renewable energy developer Gurīn Energy to supply a battery energy storage system (BESS) for the latter’s major energy storage project being developed in Fukushima, Japan.

Saft will deliver a fully integrated lithium-ion (Li-ion) battery system with a total of over 1 gigawatt-hours (GWh) of storage, together with power conversion and power management systems from its partners, as well as Saft’s I-Sight cloud supervision and data management systems featuring AI-based functionalities. The BESS will also be installed, commissioned and serviced by Saft.

The BESS will be deployed in Gurīn Energy’s stand-alone energy storage project to be built in Soma City, Fukushima Prefecture. The project will be capable of providing over 240 megawatts (MW) of power for four hours and construction is expected to begin in 2026.

Large-scale energy storage systems store and discharge electricity when there is a need for energy, enabling grid operators to balance energy demand and generation more quickly and cleanly than conventional methods.

Adding energy storage capacity will allow Japan to ensure a stable and sustainable supply of energy and avoid curtailment of renewable energy. This will help Japan progress towards national renewable energy targets of 40-50 percent of the generation mix by 2040, up from 27 percent today, as well as the country’s goal of achieving carbon neutrality by 2050.

Vincent Le Quintrec, Saft Sales and Marketing Director for Energy Storage Systems, said: “Asia is a critical region for the sustained, long-term growth of Saft’s ESS business. We are very proud that Gurīn Energy has selected Saft for this project in Japan, which is key for the country’s energy future. Saft’s proven long-term record in lithium-ion Battery Energy

Storage Systems, together with Gurīn Energy’s ambition in renewable project development, will play an important role in Japan’s energy transition.”

Ushio Okuyama, Country Manager, Japan, Gurīn Energy, said: “At Gurīn Energy, we’re on a mission to accelerate the energy transition in Asia, and we do this by developing projects that strategically advance the renewable energy landscape in the region. Our project in Soma City, Fukushima Prefecture is a groundbreaking project that will substantially contribute to the flexibility of the local, regional and national power grids. We are delighted to be partnering with Saft, a global expert in battery solutions, and we are more confident than ever of developing a project that will benefit Japan as a whole.”

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About Gurīn Energy

Gurīn Energy Pte Ltd is a Singapore-headquartered renewable energy developer. Its team of approximately 90 people across North Asia and South-East Asia is focused on the development, ownership and operation of solar, wind and BESS assets.

Gurīn Energy was founded by its senior management team together with Infratil Ltd, a listed infrastructure investment company which has also established renewable energy platforms in the United States, Europe and Australia, holding a development pipeline of over 50GW across four continents. Infratil Ltd is managed by Morrison, a global infrastructure investment company.

Gurīn Energy currently has 7GW of solar, wind and storage projects in various stages of development in Indonesia, Singapore, Malaysia, Thailand, the Philippines, South Korea and Japan.

About Saft

Saft specializes in advanced technology battery solutions for industry, from the design and development to the production, customization and service provision. For more than 100 years, Saft’s longer-lasting batteries and systems have provided critical safety applications, back-up power and propulsion for our customers. Our innovative, safe and reliable technology delivers high performance on land, at sea, in the air and in space.

Saft is powering industry and smarter cities, while providing critical back-up functionality in remote and harsh environments from the Arctic Circle to the Sahara Desert. Saft is a wholly owned subsidiary of TotalEnergies, a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity.

We energize the world. https://saft.com/en

Press Contacts

Gurīn Energy

corporate.communications@gurinenergy.com

Saft

Belén d’Alexis, External Communications Manager

Tel.: +33 1 58 63 16 60, email: belen.dalexis@saft.com

Definition Agency

Andrew Bartlett, Tel.: +44 7947 007996, email: andrew.bartlett@thisisdefinition.com